[Letterhead of K-Sea Transportation Partners L.P.]

January 17, 2006

Ms. Linda Cvrkel

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F. Street NE

Washington DC  20549

Re:          K-Sea Transportation Partners, L.P.
Form 10-K for the year ended June 30, 2005
Form 10-Q for the quarter ended September 30, 2005
Commission file #: 001-31920

Dear Ms. Cvrkel:

This letter responds to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2005 regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (“Form 10-Q”) of K-Sea Transportation Partners L.P., a Delaware limited partnership.  For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text.  We respectfully request that the Staff review our responses at its earliest convenience.

Reports on Form 8-K dated October 28, 2004, January 28, 2005, April 29, 2005 and August 4, 2005

1.             We note from your response to comment 2 that you propose to reconcile the distributable cash flow measure to both net income and cash flow from operations.  Note that we do not believe this is appropriate, since the measure should be reconciled only to the most comparable GAAP measure, which would be net income, if the measure is used as an operating performance measure, or cash flow from operations if a liquidity measure.  To provide reconciliations to both may confuse investors as to how the measure is used by management.  In future filings, please clarify whether the measure is used as a measure of operating performance or liquidity and reconcile the measure to the most comparable GAAP measure.  Also, please disclose why the measure is useful to investors and why management uses the measure.  Also, clarify that the measure does not represent the amount of cash required to be distributed under the partnership agreement.

Response:  We will revise our disclosure in future filings in a manner consistent with the Staff’s comment.

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Thank you for your consideration.  We would like to discuss our responses to your letter at your earliest convenience.

Sincerely yours,

/s/ John J. Nicola

John J. Nicola
Chief Financial Officer

cc:           Claire Erlanger, Securities and Exchange Commission

Sean T. Wheeler, Baker Botts LLP

Kenneth Evans, PricewaterhouseCoopers LLP